UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                         Manchester Equipment Co., Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                  562154 10 4
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                                 (CUSIP Number)


(Continued on following page(s))

                                 SCHEDULE 13G
CUSIP No. 562154 10 4
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Michael Bivona
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Citizenship or Place of Organization

      New York
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                  5     Sole Voting Power
  Number of
   Shares               560,636
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        560,636 shares of Common Stock
                        --------------------------------------------------------
                  8     Shared Dispositive Power


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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      560,636 shares of Common Stock
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10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|


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11    Percent of Class Represented By Amount in Row (9)

      6.6%
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12    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer.

           Manchester Equipment Co., Inc.

Item 1(b). Address of Issuer's Principal Executive Offices.

           160 Oser Avenue
           Hauppauge, New York 11788

Item 2(a). Name of Person Filing.

           Michael Bivona


Item 2(b). Address of Principal Business Office, or if none, Residence.

           The address of the principal business office of Michael Bivona is:

           684 Broadway
           Massapequa, New York 11758

Item 2(c). Citizenship.

           Michael Bivona is a citizen of the United States of America.

Item 2(d). Title of Class of Securities.

           Common Stock, par value $.0l per share

Item 2(e). CUSIP Number.

           562154 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           Not applicable. This statement is filed pursuant to Rule 13d-1(c)

Item 4. Ownership

      (a) Amount beneficially owned by reporting person as of December 31, 1994 (see notes):

           560,636 shares

      (b)   Percent of Class: 6.6%

      (c)   Number of shares as to which such person has (see notes):

            (i)   Sole power to direct the vote: 560,636 shares

            (ii)  Shared power to vote or to direct the vote: none

            (iii) Sole power to dispose or direct the disposition of: 560,636 shares

            (iv)  Shared power to dispose or direct the disposition of: none

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

        Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 4, 1997
                                            ------------------------------------
                                                       (Date)


                                            /s/ Michael Bivona
                                            ------------------------------------
                                                       Michael Bivona